

Mail Stop 4628

October 5, 2016

Abraham Mirman
Chief Executive Officer
Lilis Energy, Inc.
216 16th Street, Suite 1350
Denver, Colorado 80202

     **Re:**    **Lilis Energy, Inc.**
             **Registration Statement on Form S-1**
             **Filed September 16, 2016**
             **File No. 333-213653**
             **Form 8-K Filed September 29, 2016**
             **File No. 1-35330**

Dear Mr. Mirman:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1.     We note that the issuance of common stock with respect to your Series B 6% Convertible Preferred Stock and related warrants to purchase common stock is subject to shareholder approval.  Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval such that you will have sufficient authorized shares to conduct the offering.

Exhibits

2.      Your cover page and page 114 of your prospectus indicates that K&L Gates LLP is your counsel.  Please advise whether K&L Gates LLP will be providing an opinion on the validity of the common stock or whether you will be relying on the filed opinion of Fennemore Craig, P.C.

3.      We note that you appear to have omitted filing the 12% Convertible Subordinated Note Purchase Agreements entered into between December 29, 2015 and May 6, 2016 and the First Amendment to the Convertible Subordinated Promissory Notes dated August 3, 2016.  Please file the exhibits or revise your exhibit index to indicate the location of these exhibits.

Form 8-K Filed September 29, 2016

Entry into a Material Definitive Agreement

4.      Expand the disclosure to identify the Lenders.  It appears that they are the same investors who purchased the Series B Preferred Securities and Warrants.  Clarify also whether the revision in the exercise price of the warrants was on a pro rata basis or otherwise.  Please make corresponding changes as appropriate to the Form S-1.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources